UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
MICROMET, INC.

(Name of Issuer)
Common Stock, Par Value $0.00004 Per Share

(Title of Class of Securities)
13738Y107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)

CUSIP No.	13738Y107	13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTERNATIONAL BIOTECHNOLOGY TRUST PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,907,390

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,907,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,390

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	29425Y101	13G	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SV LIFE SCIENCES MANAGERS LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,907,390

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,907,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,390

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 29425Y101	13G	Page 4 of 8 Pages

ITEM 1(a). NAME OF ISSUER:
Micromet, Inc. (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
2110 Rutherford Road
Carlsbad, CA 92008
ITEM 2(a). NAME OF PERSON FILING:
This statement is being filed by the following persons:
(i)	International Biotechnology Trust plc (“IBT”); and

(ii)	SV Life Sciences Managers LLP (“Managers”).
IBT and Managers are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Address for IBT:
31 Gresham Street
London, EC2V 7QA
United Kingdom

Address for Managers:
71 Kingsway
London, WC2B 6ST
United Kingdom
ITEM 2(c). CITIZENSHIP:
IBT - United Kingdom
Managers - United Kingdom
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.00004 per share
ITEM 2(e). CUSIP NUMBER:
13738Y107
ITEM 3. Not applicable.

CUSIP No. 29425Y101	13G	Page 5 of 8 Pages

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
For IBT and Managers:
(a)	Amount beneficially owned: 1,907,390 shares of Common Stock

(b)	Percent of class: 4.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 1,907,390

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,907,390
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

CUSIP No. 29425Y101	13G	Page 6 of 8 Pages

ITEM 10. CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29425Y101	13G	Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

INTERNATIONAL BIOTECHNOLOGY TRUST PLC

/s/ Nick Coleman
Signature

Nick Coleman, Authorized Signatory

Name/Title

SV LIFE SCIENCES MANAGERS LLP

/s/ Nick Coleman

Signature

Nick Coleman, Authorized Signatory

Name/Title

CUSIP No. 29425Y101	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*
* Filed with Schedule 13G on February 20, 2007